No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2008

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 28, 2008, Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on July 25, 2008, based on various factors such as recent trends in the Company’s financial results.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations
Honda Motor Co., Ltd.

Date: October 28, 2008

[Translation]

October 28, 2008

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556
Takeo Fukui
President and Representative Director

Notice Concerning Revision of Forecasts for

Consolidated and Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

Honda Motor Co., Ltd. (the “Company”) revised its forecasts for consolidated and unconsolidated financial results of the fiscal year ending March 31, 2009 that were announced on July 25, 2008, based on various factors such as recent trends in the Company’s financial results.

Particulars

Revision of Forecasts for Consolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)

	Net sales and other operating revenue	Operating income	Income before income taxes, minority interest and equity in income of affiliates	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	12,130,000	630,000	660,000	490,000	270.04
Forecast revised on October 28, 2008 (B)	11,600,000	550,000	580,000	485,000	267.29
Change (B-A)	-530,000	-80,000	-80,000	-5,000	—
Percentage change (%)	-4.4	-12.7	-12.1	-1.0	—
(Reference) Results of the fiscal year ended March 31, 2008	12,002,834	953,109	895,841	600,039	330.54

Revision of Forecasts for Unconsolidated Financial Results of the Fiscal Year Ending March 31, 2009

(Millions of Yen, except Basic net income per common share)

	Net sales	Operating income	Ordinary income	Net income	Basic net income per common share (Yen)
Forecast previously announced (A)	4,110,000	23,000	192,000	157,000	86.52
Forecast revised on October 28, 2008 (B)	3,960,000	-15,000	163,000	148,000	81.56
Change (B-A)	-150,000	-38,000	-29,000	-9,000	—
Percentage change (%)	-3.6	-165.2	-15.1	-5.7	—
(Reference) Results of the fiscal year ended March 31, 2008	4,088,029	140,490	351,154	298,594	164.44

Basis for Revision of Forecasts for Financial Results of the Fiscal Year Ending March 31, 2009

Consolidated Financial Results (compared with the forecast announced on July 25, 2008)

Due mainly to the negative impact of decreased revenue, model mix, etc. in motorcycle, automobile and power product businesses and the negative currency effects for the fiscal year ending March 31, 2009, more than offsetting the positive impact of decreased SG&A expenses and continuing cost reduction efforts, net sales and other operating revenue, operating income, income before income taxes, minority interest and equity in income of affiliates, and net income are now expected to be below the forecast announced on July 25, 2008.

The assumption of the average exchange rates for the fiscal year ending March 31, 2009 at which these forecasts are based on was changed to ¥ 103 = U.S.$1 from ¥ 101 = U.S.$1 and to ¥ 145 = Euro 1 from ¥ 162 = Euro 1.

Unconsolidated Financial Results (compared with the forecast announced on April 25, 2008, which was not revised on July 25, 2008)

Due mainly to the negative impact of decreased revenue, model mix, etc. in motorcycle, automobile and power product businesses and the negative currency effects for the fiscal year ending March 31, 2009, more than offsetting the positive impact of decreased SG&A expenses, net sales, operating income, ordinary income and net income are now expected to be below the forecast announced on April 25, 2008.

The assumption of the average exchange rates for the fiscal year ending March 31, 2009 at which these forecasts are based on was changed to ¥ 103 = U.S.$1 from ¥ 100 = U.S.$1 and to ¥ 145 = Euro 1 from ¥ 155 = Euro 1.

*	For more detail, please refer to the “consolidated financial summary for the fiscal second quarter and the fiscal first half ended September 30, 2008” and the “unconsolidated financial forecasts for the fiscal year ending March 31, 2009 (Parent company only)” included in the “consolidated financial results for the fiscal second quarter and the first half ended September 30, 2008”

  (URL http://world.honda.com/investors/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could materially differ from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.